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                              December 15, 2022

       Vikram Grover
       Chief Executive Officer
       Himalaya Technologies, Inc.
       1 E. Erie St., Ste. 525, Unit #2420
       Chicago, IL 60611

                                                        Re: Himalaya
Technologies, Inc.
                                                            Amendment No. 5 to
Offering Statement on Form 1-A
                                                            Filed November 29,
2022
                                                            File No. 024-11980

       Dear Vikram Grover:

             We have reviewed your amended offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our November 15, 2022 letter.

       Amendment No. 5 to Offering Statement on Form 1-A filed November 29,
2022

       Our Business, page 8

   1. We note your disclosure that the purchase agreement does not contain any provisions that penalize you in the
event you do not close the acquisition for any reason. We also note that the Amended Asset
Purchase Contract and Receipt filed as Exhibit 6.4 provides for liquidated damages or
other remedies for failure to perform the Contract within the time specified. Please
revise your offering statement to reconcile these disclosures, or advise.
   2. We note your response to prior comment 1 but we are unable to agree with your analysis.
                                                        You state that you have
not included historical and pro forma financial statements
                                                        pertaining to your
October 28, 2022 agreement to acquire Russell Associates, as amended on November 25, 2022,
because you regard your contract to purchase the business as
 Vikram Grover
Himalaya Technologies, Inc.
December 15, 2022
Page 2
         having    the legal effect    of a letter of intent, and for this
reason the transaction should not
         be considered probable. In support of this view, you explain that you have not made a deposit towards the purchase, are not subject to a penalty if you do not perform as agreed, were able to extend the due date without cost, and have not completed your due diligence.

         However, you acknowledge that financial statements would be required based on significance. It appears that the $280,000 purchase price would represent an 85% increase to your total assets as of July 31, 2022, and that revenues you report for the business to be acquired on page 8, amounting to $486,605 for 2020, $518,575 for 2021, and $281,395
         for its subsequent interim period, would be material in comparison to your financial statements, having reported zero revenues for the last two fiscal years. Additionally,
         Exhibit 6.4 is described as an "Asset Purchase Contract and Receipt" and you disclose at page F-19 that "the Company signed a binding purchase agreement."

         We note that while the November 25, 2022 amendment at Exhibit 6.4 includes provisions in Section 12 that allow you to request and conduct due diligence upon financial information for purposes of validating representations that were made by the seller, these provisions only convey a right to cancel the agreement if you encounter a negative variance of five percent relative to such representations and elect to cancel within the prescribed timeframe. We also note that all of the contingencies in
Section 45 have been
         removed, and that $35,000 of the purchase consideration has been reapportioned from the earn-out to the note payable component.

         Given the aforementioned observations with the scope and extent of disclosures regarding the business to be acquired on pages 8 and F-19 of the Form 1-A, as well as disclosures provided via Form 8-K on November 2, 2022, November 28, 2022, November 30, 2022,
         and December 2, 2022, it does not appear appropriate to characterize the agreement as solely a letter-of-intent.

         We believe that you will need to provide historical and pro forma financial statements for the business to be acquired to comply with Part F/S of Form 1-A. Please also revise your disclosures on page 8 to remove your assessment of probability as it pertains to these financial statement requirements.

Use  of Proceeds,
FirstName         page 27
            LastNameVikram      Grover
Comapany
3.          NameHimalaya
        Please               Technologies,
               revise your disclosures  here Inc.
                                             to disclose the extent to which
proceeds from the
        offering would
December 15, 2022 Page 2be utilized to close on the acquisition agreement pursuant to the contract.
FirstName LastName
 Vikram Grover
FirstName LastNameVikram
Himalaya Technologies, Inc. Grover
Comapany15,
December  NameHimalaya
              2022        Technologies, Inc.
December
Page 3    15, 2022 Page 3
FirstName LastName
      You may contact Cheryl Brown, Staff Attorney, at (202) 551-3905 or Loan Lauren
Nguyen, Legal Branch Chief, at (202) 551-3642 if you have any questions.



                                                       Sincerely,

                                                       Division of Corporation
Finance
                                                       Office of Energy &
Transportation
cc:      Milan Saha, Esq.